Exhibit 17.1

Letter of Resignation of Christopher L. Morin

February 22, 2006

Board of Directors

Noble International, Ltd.

28213 Van Dyke Ave.

Warren, MI 48093

Dear Members:

Please accept this letter as notification of my resignation as an Officer and Director of Noble International, Ltd., and its subsidiaries, effective February 24, 2006. As you know, I will be staying on as a consultant to the Company. My resignation from the Board is for personal reasons. It has been a pleasure working with each of you and I wish the Company much success.

Very truly yours,

/S/ CHRISTOPHER L. MORIN
Christopher L. Morin